Exhibit 21

List of Subsidiaries of Everbridge, Inc.

Company Name	Jurisdiction
Beijing Wan Qiao Da Guan Information & Technology Ltd.	China
Microtech USA LLC	Delaware
Microtech Limited	Guernsey
Everbridge Holdings Limited	United Kingdom
Everbridge Europe Limited	United Kingdom